

H12381
1/4/03 AR/S

LINENS-N-THINGS

improving the guest experience

PROCESSED
APR 07 2003
THOMSON FINANCIAL

2002 Annual Report


Our mission is to exceed our guests'
expectations in every store, every day.

our results

Fiscal Year Ended[1] (in thousands, except per share data)	Jan. 4, 2003	Dec. 29, 2001[2]	Dec. 30, 2000	Jan. 1, 2000	Dec. 31, 1998
Net sales	$2,184,716	$1,823,803	$1,572,576	$1,300,632	$1,066,194
Gross profit	896,026	742,544	643,271	528,179	427,056
Selling, general & administrative expenses	781,757	652,058	536,179	443,627	365,068
Operating profit	114,269	52,480	107,092	84,552	61,988
Interest expense, net	2,250	3,870	1,941	43	83
Income before income taxes	112,019	48,610	105,151	84,509	61,905
Net income	$ 69,246	$ 29,749	$ 64,937	$ 52,052	$ 38,062
Basic					
Net income per share	$ 1.63	$ 0.73	$ 1.63	$ 1.32	$ 0.98
Weighted average shares outstanding	42,428	40,508	39,785	39,339	38,895
Diluted					
Net income per share	$ 1.60	$ 0.72	$ 1.60	$ 1.27	$ 0.94
Weighted average shares outstanding	43,314	41,193	40,712	40,907	40,407

[1]*Fiscal year 2002 was a 53-week period. Fiscal years 1999 through 2001 were 52-week periods. Fiscal year 1998 was a calendar year period.*
[2]*Fiscal year 2001 operating results include non-comparable restructuring and litigation charges of $41.8 million pre-tax ($26.2 million, after-tax), or $0.64 per share on a fully diluted basis. Excluding the effects of such non-comparable items, fiscal year 2001 net income would have been $55.9 million or $1.36 per share on a fully diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–2001 Non-Comparable Items".*







"In 2002, we renewed our commitment to four integrated initiatives that are fundamental to our ability to exceed guest expectations: achieving and maintaining a strong 'in-stock' position; providing a great guest experience; enhancing and expanding our core textile assortment; and optimizing our merchandising activities."

To Our Shareholders:

There's an old saying that prosperity is a good teacher, but adversity is a far superior one if you choose to take advantage of it. In 2002, Linens 'n Things exemplified this maxim, using the year's tough retail environment as a springboard for driving improvement throughout our business, and for building a level of momentum that continues to fuel our progress.

We entered the year faced with an uncertain retail climate, driven by ongoing fallout from September 11, 2001 and continued soft economic conditions. However, instead of simply trying to survive this downturn, Linens 'n Things elected to seize it as an opportunity—a time to step back, take a hard look at our structure, and implement a number of strategies that made us a more powerful, more efficient organization with stronger prospects for long-term success than ever before.

Our efforts included adjusting our organizational structure; expanding our senior management team; trimming our costs; strengthening our balance sheet; and renewing our focus on four key initiatives—maintaining strong "in-stock" levels; providing a great guest experience; enhancing our textile assortment; and optimizing our merchandising initiatives. Through our diligent efforts in these areas, we literally altered the face of 2002 for our Company, transforming what could have been merely a difficult business cycle into one of the greatest periods of growth and development in our 27-year history.

Our accomplishments enabled us to generate results that were quite healthy within the context of the year's challenging retail environment:

- We increased net sales by approximately 20 percent to $2.2 billion, exceeding the $2 billion target that we had set for the year.
- We delivered net earnings of $69 million.
- We expanded our store network, opening 55 new stores in the U.S. and Canada and increasing our net total square footage by approximately 14 percent to more than 13 million.
- We achieved our productivity target of $150-$175 in sales per square foot in our new locations.

The credit for these and our other 2002 achievements goes directly to our employees who met the hurdles of the year with tenacity, hard work and exceptional dedication. I would like to extend my personal gratitude to each and every one of them, as well as to our shareholders and suppliers for their valuable support.

Increasing Our Strength

Linens 'n Things has one primary mission: to exceed our guests' expectations in every store, every day. After thoroughly evaluating our operations in 2002, we determined that we could fulfill this mission more effectively by refining our organizational structure and enhancing our senior management team. By realigning key job responsibilities that we felt required more attention, we created several new positions, which we filled through a combination of recruiting and promoting from within. This involved appointing new professionals to lead our Store Operations, Merchandising, Technology, Pipeline Management, Strategic Planning and Marketing functions. By directing our financial resources and attention to the areas that are most vital to our guests, we have built one of the finest management teams in our industry, and we have supported it with a business structure that focuses our energies on the right priorities.

With our new structure firmly in place, we turned our attention to strengthening our long-term financial position. We accomplished this by continuing our program of closing less profitable stores, as well as by implementing strategies to reduce our expenditures. In addition, we successfully completed an underwritten offering of 3.3 million shares of our common stock in June, generating net proceeds of $96 million. We used these funds to fortify our balance sheet by paying down short-term debt, as well as to fuel the continued growth of our store network.



Advancing Our Strategic Initiatives

With an eye toward improving our day-to-day operations and raising our service levels, we renewed our commitment to four integrated initiatives that are fundamental to our ability to exceed guest expectations. These initiatives include achieving and maintaining a strong "in-stock" position; providing a great guest experience; enhancing and expanding our core textile assortment; and optimizing our merchandising activities.

We built our in-stock levels by reinvesting in high-demand products, and we ensured that we can maintain these levels adequately by implementing new procedures to measure our inventory on a store-to-store basis. Our efforts produced immediate rewards, and we ended the year with the best in-stock position we've had in two years—indeed, the "right-stock" position in our view. To sustain our strong in-stock posture and drive productivity, we also introduced a program to give some of our specially trained managers the ability to control the core stock in their particular locations. Slated for release to more stores in 2003, this program will better leverage the powerful centralized distribution and replenishment system that has fueled Linens 'n Things' past success.

We also continued to diversify and expand our product selection during the year, especially in our core competency of textiles. Our textile initiatives included introducing a new and exclusive line of Waverly designs, expanding our Nautica Home merchandise, and broadening our solid color sheet and towel assortment to provide our guests with a larger selection of high-quality, value-priced products. We also continued to strengthen our healthy "things" business, introducing new product categories, expanding our existing categories and rolling out our new specialty foods products to all of our stores. As a result, we increased our sales of "things" merchandise to represent more than forty percent of our 2002 total sales. We rounded out these efforts by expanding our successful LNT Home line of merchandise, developing new products and driving higher sales of this line.

We continued to provide a fun and convenient shopping experience by offering the product selection, services and informed sales help that our guests have come to expect from Linens 'n Things. Moreover, we enhanced our guest services offerings during the year by adding a fulfillment capability for direct home shipment of merchandise; and we introduced a private-label LNT credit card that offers exclusive cardholder benefits. To drive sales and help our guests make the right product selections for their needs, we also increased and restructured our sales force, and expanded and improved our training programs.

Another key 2002 initiative was to optimize our merchandising activities, and we advanced this effort by introducing a multi-faceted merchandising strategy that has already improved our ability to select, display and advertise the most appropriate merchandise in our stores, both on a chainwide basis and from an individual store perspective.

Moving Ahead

The net result of our 2002 accomplishments can be summed up in a word: momentum. Through our hard work and focus over the past year, Linens 'n Things built up a level of momentum that will sustain our Company's continued progress in 2003—regardless of the economic challenges we expect the coming months to bring.

As we forge ahead, we will continue to draw on our nationally recognized brand, top-notch management team, disciplined business strategy and healthy balance sheet to advance our development in this challenging environment and to position Linens 'n Things to return to our historic performance levels once economic conditions improve.

Sincerely,

Norman Axelrod
Chairman and Chief Executive Officer


LINENS-N-THINGS





enhancing the guest experience

Every time a guest enters a Linens 'n Things store, we are presented with a valuable opportunity to distinguish our Company from our competitors. Our sharp focus on making the most of each and every guest visit prompts us to devote significant attention to providing the ideal shopping experience—one that's fun, relaxing, convenient and productive all at once.

How do we do it? By making our stores "one-stop shopping" destinations that provide our guests with an extensive product selection, quality brands, value pricing and time-saving services. The amenities we offer include services that afford our guests clear advantages, such as a fulfillment capability for direct home delivery of merchandise and an electronic gift registry. We also have a toll-free number, and we maintain a Web site at *LNT.com*. These venues enable our guests to purchase an extensive selection of our currently advertised products, access information about our store locations, or review gift registries from the comfort of their homes. In 2002, we added another convenience by introducing our private-label LNT credit card, which offers cardholders advance notice of promotions, exclusive discounts, and the benefit of a purchase-based rewards program.

We complement our services with an appealing store atmosphere, which includes eye-catching displays, easy-to-read signage, and video product demonstrations that highlight smart solutions to home needs. We also host special events and promotions that inspire exciting new ideas through live vendor presentations on particular products.

Our most effective means of providing excellent service is our team of experienced sales associates. In 2002, we made new investments in this team, adding more people to our selling floors, expanding our formalized training programs and introducing more in-store training tools. To leverage our team to its full potential, we also developed a new system that categorizes the functional responsibilities of each employee in every store, thereby guaranteeing that the stock and service needs of each store are being managed by knowledgeable sales associates at all times.





optimizing our new product offerings

Linens 'n Things has a deep commitment to carrying a broad, exciting and dynamic array of merchandise that encompasses everything our guests need to make their homes attractive, comfortable and efficient. One of the ways we advance this commitment is by offering an extensive selection of products from leading, brand-name manufacturers like Wamsutta, Waverly, Croscill, Krups, Calphalon, Cuisinart, KitchenAid, OXO, Henckels, Nautica Home and Yankee Candle. We complement our brand-name selection through our LNT Home line, which provides our guests with fashionable, high-value merchandise in categories where brand names are not dominant, like occasional furniture and seasonal items.

Recognizing that regularly refreshing our merchandise assortment is vital to our appeal, we continuously identify changing lifestyle and design trends that impact today's consumers, so that we can add the brands, product categories and items that our guests want. We leverage our vast and diverse inventory by creating attractive visual displays that showcase the advantages of our merchandise, as well as by executing direct mail programs that highlight high-demand products and inspire consumers to visit our stores.

In 2002, we introduced a new, multi-faceted merchandise program, geared to help us drive productivity by selecting and stocking a more "customized" product assortment in each of our stores. In step with our "every store, every day" philosophy, this program encompasses a thoughtful, fact-based merchandise planning process that uses historical information to rationalize our product selections, optimize our product categories and allocate the most appropriate items to the best locations.

While still in an early phase of implementation, our new merchandise initiative will soon enable us to devote greater attention to aligning the merchandise assortments in each of our stores with each store's particular regional demands, by helping us to choose fabrics, colors and items that reflect local lifestyle needs and climates. Our preliminary tests of this new program are very promising, and we intend to continue to expand it in the coming years.









improving our textile assortment

Since Linens 'n Things was first established, our name has been synonymous with high-quality textile products, such as bedding, pillows, towels and table linens. And while over the years, we've significantly diversified our product offerings with an ever-growing selection of "things" merchandise—including housewares, decorative accessories, personal care products and seasonal items—textiles remain our core product category. In 2002, we intensified our efforts to strengthen our textiles business as a means of ensuring that Linens 'n Things remains a leading destination for consumers seeking to purchase high-quality, high-value bedroom, bathroom and kitchen linens.

Our first priority was to analyze each category of our textile product offerings to identify opportunities to enhance and optimize our assortment in every area. Our findings prompted us to step-up our commitment to the fashion bedding area by expanding our assortment of items from the popular Nautica Home collection, which we introduced last year. We also upgraded and enlarged our solid color sheet and towel collections, adding new colors and unveiling more proprietary LNT-branded products. One of our most exciting textile initiatives was our introduction of a new collection of Waverly designs, which was specifically developed to meet the lifestyle needs of our guests. Available exclusively at Linens 'n Things, this high-quality, fashion-forward collection features bedding, curtains, table linens and decorative accessories, enabling guests to achieve a stylish, coordinated look throughout their homes.

Another key area that we focused on in 2002 was our window treatment business. We enhanced this area by expanding and broadening our core product assortment, as well as by stocking more related accessories, like decorative curtain rods. Recognizing that many consumers require hands-on assistance to select the proper sizes and styles of window treatments for their particular needs, we implemented new training programs specifically geared to educate our associates on the most effective methods to cater to this growing demand.



focusing on the right stock

At Linens 'n Things, we believe that the best way to exceed guest expectations is to do something quite basic: to provide each and every guest who enters our stores with the fundamental elements of great service. While this is certainly a simple concept, executing it on a consistent basis is anything but simple. Rather, it requires diligence, hard work and a firm understanding of what's truly important to our guests.

In 2002, we advanced these efforts by renewing *our commitment to maintaining a strong "in-stock" position.* A crucial component in delivering exceptional guest satisfaction, a solid in-stock posture enables our Company to keep the proper quantities of core merchandise on hand in each of our stores on a consistent basis. As a result, the specific merchandise our guests want is more readily available, a factor that helps us to drive sales, increase productivity and build a loyal customer base.

Recognizing these advantages, we made improving our in-stock procedures a top priority for our entire organization during the year. We initiated the process by introducing new inventory metrics, which improved our ability to evaluate specific stock levels at each store, as opposed to measuring total levels across our entire chain. To complement this "every store, every day" approach, we also created new technological tools that have heightened stock visibility in individual stores. Finally, we made a significant reinvestment in our core product categories that has allowed us to achieve the desired in-stock level at every location.

With an eye toward improving and building our inventory management capabilities over the long term, we also introduced a program to optimize our Company's powerful, centralized distribution and replenishment infrastructure by engaging our store managers in more aspects of the inventory process. In place in approximately 70 of our stores, this new program gives specially trained managers discretion over their basic product inventory, thereby drawing on their insight into the needs of their particular location to drive our overall productivity.

financials

Table of Contents

Five-Year Financial Summary 12

Management's Discussion and Analysis 13

Consolidated Statements of Operations 22

Consolidated Balance Sheets 23

Consolidated Statements of Shareholders' Equity 24

Consolidated Statements of Cash Flows 25

Notes to Consolidated Financial Statements 26

Management's Responsibility for Financial Reporting 36

Independent Auditors' Report 36

Five-Year Financial Summary

(in thousands, except per share and selected operating data)

Fiscal Year Ended[1]	January 4, 2003	December 29, 2001[3]	December 30, 2000	January 1, 2000	December 31, 1998
Income statement data:					
Net sales	$2,184,716	$1,823,803	$1,572,576	$1,300,632	$1,066,194
Operating profit	114,269	52,480	107,092	84,552	61,988
Net income	69,246	29,749	64,937	52,052	38,062
Net income per share—basic[2]	$ 1.63	$ 0.73	$ 1.63	$ 1.32	$ 0.98
Basic weighted-average shares outstanding[2]	42,428	40,508	39,785	39,339	38,895
Net income per share—diluted[2]	$ 1.60	$ 0.72	$ 1.60	$ 1.27	$ 0.94
Diluted weighted-average shares outstanding[2]	43,314	41,193	40,712	40,907	40,407
Balance sheet data:					
Total assets	$1,150,481	$ 927,439	$ 821,557	$ 679,916	$ 560,844
Working capital	373,488	228,078	226,694	181,380	154,893
Shareholders' equity	$ 668,721	$ 498,215	$ 458,994	$ 383,962	$ 323,576
Selected operating data:					
Number of stores	391	343	283	230	196
Total gross square footage (000's)	13,607	11,980	9,836	7,925	6,487
Increase (decrease) in comparable store net sales	3.1%	(2.4)%	3.7%	5.4%	8.3%

[1] *Fiscal year 2002 was a 53-week period. Fiscal years 1999 through 2001 were 52-week periods. Fiscal year 1998 was a calendar year period.*

[2] *Unless otherwise stated, all references to common shares outstanding and income per share in the consolidated financial statements, notes to consolidated financial statements, and management's discussion and analysis of financial condition and results of operations are adjusted to reflect the Company's two-for-one common stock split effected in May 1998.*

[3] *Fiscal 2001 operating results include non-comparable restructuring and litigation charges of $41.8 million pre-tax ($26.2 million, after-tax), or $0.64 per share on a fully diluted basis. Excluding the effects of such non-comparable items, fiscal year 2001 net income would have been $55.9 million or $1.36 per share on a fully diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—2001 Non-Comparable Items."*

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Linens 'n Things, Inc. (the "Company") is one of the leading national format specialty retailers of home textiles, housewares and home accessories. As of January 4, 2003, the Company operated 391 stores in 45 states and in four provinces across Canada. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods. The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

Consolidated Results of Operations

The following table sets forth the percentage of net sales for certain items included in the Company's consolidated statements of operations for the 53 weeks ended January 4, 2003 ("fiscal 2002") and each of the 52 weeks ended December 29, 2001 ("fiscal 2001") and December 30, 2000 ("fiscal 2000"):

Fiscal Year Ended	Jan. 4, 2003	Dec. 29, 2001	Dec. 30, 2000
Percentage of net sales			
Net sales	100.0%	100.0%	100.0%
Cost of sales, including buying and distribution costs	59.0	59.3	59.1
Gross profit	41.0	40.7	40.9
Selling, general and administrative expenses	35.8	35.7	34.1
Restructuring and asset impairment charge	—	1.9	—
Litigation charge	—	0.2	—
Operating profit	5.2	2.9	6.8
Interest expense, net	0.1	0.2	0.1
Income before income taxes	5.1	2.7	6.7
Provision for income taxes	1.9	1.1	2.6
Net income	3.2%	1.6%	4.1%

2001 Non-Comparable Items

The Company's 2001 results were impacted by non-comparable items totaling $41.8 million, pre-tax, as follows:

Restructuring and Asset Impairment Charge

During the fourth quarter of fiscal 2001, the Company formulated a strategic initiative designed to improve store performance and profitability. This initiative called for the closing of 17 stores which did not meet the Company's performance objectives. These 17 stores generated approximately 4% of total net sales in 2001 and are geographically dispersed.

In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. Certain components of the restructuring and asset impairment charge are based upon estimates and may be subject to change in future periods. Of the $37.8 million, $34.0 million was included in restructuring and asset impairment charge and $3.8 million was recorded in cost of sales. The estimated after-tax cash portion of the charge is approximately $15.2 million and the after-tax non-cash portion of the charge is approximately $8.5 million.

A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve was included in accrued expenses at December 29, 2001. The reserve considers estimated sublease income. All of the stores were leased and as such, the Company will not be responsible for the disposal of property other than fixtures. A pre-tax charge of $9.5 million was recorded as a reduction in property and equipment for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. Additionally, a pre-tax reserve of $4.0 million was established for other estimated miscellaneous store closing costs. A pre-tax charge of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

During fiscal 2002, the Company determined to keep one of the 17 stores open. As a result, the Company reversed $1.4 million of the lease commitment and miscellaneous store closing costs reserve established in fiscal 2001. In addition, the Company evaluated the reserve balance associated with the remaining store closings and recorded an additional reserve of $1.4 million based on current estimates of lease settlement obligations. This activity has been presented within the fiscal 2002 usage activity in the below table.

As of January 4, 2003, seven stores have closed and the Company expects the majority of the remaining stores to be closed by the end of the first quarter of 2003.

As of January 4, 2003, the Company has $22.2 million remaining in the 2001 restructuring and asset impairment charge. The following table displays a roll-forward of the activity and the significant components of the fiscal 2001 restructuring and asset impairment charge and the reserves remaining as of January 4, 2003 ($ in millions):

	Initial Charge	Usage 2001	Remaining at 12/29/01	Usage 2002	Remaining at 1/04/03
Non-Cash Components:					
Asset impairment	$ 9.5	$ (9.5)	$ —	$ —	$ —
Inventory markdown	3.8	(3.8)	—	—	—
Subtotal	13.3	(13.3)	—	—	—
Cash Components:					
Lease commitments	20.5	—	20.5	(1.1)	19.4
Other	4.0	—	4.0	(1.2)	2.8
Subtotal	24.5	—	24.5	(2.3)	22.2
Total	$37.8	$(13.3)	$24.5	$(2.3)	$22.2

The 2002 usage primarily consists of the settlements for lease obligations and other miscellaneous closing costs. The deductions to the reserve balance during 2001 included fixed asset write-offs totaling $9.5 million and store inventory markdowns taken totaling $3.8 million.

Litigation Charge

In fiscal 2001, the Company was named as a defendant in California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. In the second quarter of fiscal 2001, the Company recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement payments, attorneys' fees, and estimated expenses of administering the settlement. An order granting final approval of class action settlement was signed on December 19, 2001. The Company admitted no liability in connection with this settlement. Payment of these amounts was made in early fiscal 2002.

The following table shows the effect of non-comparable items on the year ended December 29, 2001.

(in millions, except per share data)	As Reported	Non-Comparable Items	Excluding Non-Comparable Items
Net sales	$1,823.8	$ —	$1,823.8
Gross profit	742.5	(3.8)	746.3
Selling, general and administrative expenses	652.0	—	652.0
Restructuring and asset impairment charge	34.0	34.0	—
Litigation charge	4.0	4.0	—
Operating profit	52.5	(41.8)	94.3
Interest expense, net	3.9	—	3.9
Income before income taxes	48.6	(41.8)	90.4
Provision for income taxes	18.9	(15.6)	34.5
Net income	$ 29.7	$(26.2)	$ 55.9
Basic earnings per share	$ 0.73	$(0.65)	$ 1.38
Diluted earnings per share	$ 0.72	$(0.64)	$ 1.36

The following discussion on the Consolidated Results of Operations includes as well as excludes the impact of the 2001 non-comparable items.

In discussing its period to period results, the Company believes it is useful, for investors and management, in reviewing financial performance to understand the impact on operating results and financial condition of actions, events and items which the Company believes are not generally part of its operations or are unusual events, and is useful in understanding the Company's operating results and financial condition on a comparative basis. It supplements, and is not intended to represent, GAAP presentation.

Fiscal Year Ended January 4, 2003 Compared With Fiscal Year Ended December 29, 2001

Net Sales

Net sales for fiscal 2002 (53 weeks) were $2,184.7 million, an increase of 19.8% over fiscal 2001 (52 weeks) sales of $1,823.8 million, primarily as a result of new store openings as well as comparable store net sales increases. The Company opened 55 superstores and closed seven stores in fiscal 2002, compared with opening

63 superstores and closing three stores in fiscal 2001. Store square footage increased 13.6% to 13.6 million at January 4, 2003 compared with 12.0 million at December 29, 2001.

Comparable store net sales for fiscal 2002 (53 weeks vs. 53 weeks) increased 3.1% compared with a decline of 2.4% in fiscal 2001. Comparable store percentages are based on net sales, and stores are considered comparable beginning on the first day of the month following the 13th full month of sales.

The Company's average net sales per store was $5.9 million in fiscal 2002 and $5.8 million in fiscal 2001. The increase in comparable store net sales and average net sales per store in fiscal 2002 were driven primarily by higher consumer traffic. The Company believes its sales results also reflect the steady progress being made on its strategic operating initiatives, which include improvements of in-stock inventory positions, improvements in the Company's textile business and customer or "guest" shopping experience. Sales also benefited from good overall performance of the Company's functional housewares business.

Net sales consist of gross sales to customers net of returns, discounts and incentives. Provisions for estimated future sales returns when material are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

The Company's core business strategy is to offer a broad and deep selection of high quality brand name "linens" (e.g., bedding, towels and table linens) and "things" (e.g., housewares and home accessories) merchandise. For fiscal 2002, net sales of "linens" merchandise increased approximately 17% over the prior year, while net sales of "things" increased approximately 24% over the prior year. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion of product categories within the "things" business.

Gross Profit

Gross profit for fiscal 2002 was $896.0 million, or 41.0% of net sales, compared with $742.5 million, or 40.7% of net sales, in fiscal 2001. Excluding the effect of the non-comparable item recorded in fiscal 2001, gross profit was $746.3 million, or 40.9% of net sales in fiscal 2001. This increase as a percentage of net sales resulted from overall improved selling mix, increased penetration of proprietary product and leveraging of the Company's buying power.

Expenses

The Company's selling, general and administrative ("SG&A") expenses consist of store selling expenses, occupancy costs, advertising expenses and corporate office expenses. SG&A expenses for fiscal 2002 were $781.8 million, or 35.8% of net sales, compared with $652.0 million, or 35.7% of net sales, in fiscal 2001. Corporate office and occupancy expenses were leveraged, which were offset by investments in store payroll as a result of the Company's initiative to improve overall guest service levels.

Operating profit for fiscal 2002 increased to $114.3 million, or 5.2% of net sales, up from $52.5 million, or 2.9% of net sales during fiscal 2001. Excluding the effect of non-comparable items recorded in fiscal 2001, operating profit was $94.3 million or 5.2% of net sales during fiscal 2001.

Net interest expense in fiscal 2002 was $2.2 million compared to $3.9 million during fiscal 2001. The decrease in net interest expense is mainly due to lower average borrowings, as well as lower interest rates.

The Company's income tax expense for fiscal 2002 was $42.8 million, compared with $18.9 million during fiscal 2001. The Company's effective tax rate was 38.2% in fiscal 2002 and 38.8% in fiscal 2001. Excluding the impact of non-comparable items recorded in fiscal 2001, the Company's income tax expense for fiscal 2001 was $34.5 million and the effective tax rate was 38.2%.

Net Income

As a result of the factors described above, net income for fiscal 2002 was $69.2 million, or $1.60 per share on a fully diluted basis compared with $29.7 million, or $0.72 per share on a fully diluted basis in fiscal 2001. Excluding the effect of non-comparable items recorded in fiscal 2001, net income was $55.9 million or $1.36 per share on a fully diluted basis in fiscal 2001.

Fiscal Year Ended December 29, 2001 Compared With Fiscal Year Ended December 30, 2000

Net Sales

Net sales for fiscal 2001 were $1,823.8 million, an increase of 16.0% over fiscal 2000 sales of $1,572.6 million, primarily as a result of new store openings. The Company opened 63 superstores and closed three stores in fiscal 2001, as compared with opening 57 superstores and closing four stores in fiscal 2000. At fiscal year end 2001, the Company operated 343 stores, including 11 stores in Canada, as compared with 283 stores at fiscal year end 2000. Store

square footage increased 21.8% to 12.0 million at December 29, 2001 compared with 9.8 million at December 30, 2000.

Comparable store net sales declined 2.4% in fiscal 2001 compared with an increase of 3.7% in fiscal 2000. The Company's average net sales per store was $5.8 million in fiscal 2001 compared to $6.2 million in fiscal 2000. The decline in comparable store net sales and average net sales per store in fiscal 2001 was primarily attributed to a decline in consumer traffic due to the slowing economy as well as the productivity of our newer comparable stores opened in 2000, which performed below the Company's sales targets.

Gross Profit

Gross profit for fiscal 2001 was $742.5 million, or 40.7% of net sales, compared with $643.3 million, or 40.9% of net sales, in fiscal 2000. Excluding the effect of a non-comparable item recorded in fiscal 2001, gross profit was $746.3 million or 40.9% of net sales in fiscal 2001. Gross margin as a percentage of net sales in fiscal 2001 was impacted by an increase in markdowns primarily as a result of an increase in promotional activity and a pre-tax charge of $3.8 million related to the estimated inventory markdowns below cost for the closing of certain under-performing stores. This was offset by improved mark-on as a result of product mix and the increased penetration of the Company's proprietary products, as well as lower freight expenses.

Expenses

SG&A expenses for fiscal 2001 were $652.0 million, or 35.7% of net sales, as compared with $536.2 million, or 34.1% of net sales, in fiscal 2000. The increase as a percentage of net sales is attributable to the de-leveraging in the Company's operating expenses, primarily occupancy costs, reflecting lower sales productivity. However, the increase was partially offset by the leverage of corporate office expenses.

Operating profit for fiscal 2001 was $52.5 million, or 2.9% of net sales, down from $107.1 million, or 6.8% of net sales during fiscal 2000. Excluding the effect of non-comparable items recorded in fiscal 2001, operating profit was $94.3 million or 5.2% of net sales during fiscal 2001.

Net interest expense in fiscal 2001 increased to $3.9 million from $1.9 million during fiscal 2000. This increase was due to a higher net average loan balance than in fiscal 2000 in order to fund the Company's operations.

The Company's income tax expense for fiscal 2001 was $18.9 million, compared with $40.2 million during fiscal 2000. The Company's effective tax rate was 38.8% and 38.2%, in fiscal 2001 and fiscal 2000, respectively. Excluding the impact of non-comparable items recorded in fiscal 2001, the Company's income tax expense for fiscal 2001 was $34.5 million and the effective tax rate was 38.2%.

Net Income

As a result of the factors described above, net income for fiscal 2001 was $29.7 million or $0.72 per share on a fully diluted basis compared with $64.9 million, or $1.60 per share on a fully diluted basis in fiscal 2000. Excluding the effect of non-comparable items recorded in fiscal 2001, net income was $55.9 million, or $1.36 per share on a fully diluted basis for fiscal 2001.

Liquidity and Capital Resources

The Company's capital requirements are primarily for new store expenditures, new store inventory purchases and seasonal working capital. These requirements have been funded through a combination of internally generated cash flow from operations, credit extended by suppliers and short-term borrowings.

In June 2002, the Company amended and extended its 2000 $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders, to expire April 20, 2005. The Credit Agreement allows for up to $40 million in borrowings from additional lines of credit outside of the Credit Agreement. As of January 4, 2003, the additional lines of credit include approximately $23 million in committed facilities that expire on June 18, 2003 and are subject to annual renewal arrangements. The Credit Agreement replaced the 1998 $90 million revolving line of credit, which allowed for up to $25 million in borrowings from additional lines of credit. Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement, including a fixed margin above LIBOR. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2002, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement limits, among other things, the amount of cash dividends, pursuant to which the amount of cash dividends may not exceed the sum of $25 million plus on a cumulative basis an amount equal to 50% of the consolidated net income

for each fiscal quarter commencing with the fiscal quarter ended March 30, 2002. The Company has never paid cash dividends and does not anticipate paying cash dividends in the future. The Company is required under the Credit Agreement to reduce the balance of outstanding domestic borrowings to zero for 30 consecutive days during each period beginning on December 1st of any fiscal year and ending on March 15th of the following year. Accordingly, the Company reduced the balance of domestic borrowings to zero for 30 consecutive days during the period beginning on December 1, 2002 and ending on March 15, 2003. At various times throughout fiscal 2002 and 2001, the Company borrowed against the Credit Agreement for seasonal working capital needs. At the end of fiscal 2002, the Company had $1.8 million of borrowings under the additional lines of credit at a weighted-average interest rate of 4.5%. In addition, as of January 4, 2003 and December 29, 2001, the Company had $26.0 million and $21.6 million, respectively, of letters of credit outstanding, which were primarily used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance arrangements. (See Note 8 to the Consolidated Financial Statements). The Company maintains a trade payables arrangement with General Electric Capital Corporation ("GECC") pursuant to a Trade Payables Agreement wherein GECC will purchase the Company's payables at a discount directly from the Company's suppliers prior to the due date of those payables and pays on behalf of the Company the amount due on those payables prior to their due date. Any discounts resulting from such purchases are subject to a sharing arrangement as agreed between the Company and GECC.

Net cash provided by operating activities for the fiscal year ended 2002 was $80.7 million compared with $44.3 million for the fiscal year ended 2001. The change in net cash used in operating activities was primarily attributed to an improvement in net income and the timing of vendor payments, impacted by a slight improvement in inventory turn. Inventory increased approximately $122.6 million in fiscal 2002. The increase in inventory resulted from new store additions since fiscal 2001 as well as additional investments in inventory as a result of the Company's in-stock initiative. Net cash provided by operating activities is our principal source of liquidity and, therefore, a decline in demand for the Company's product offerings could impact the availability of funds for store expansion.

Net cash used in investing activities for the fiscal year ended 2002 was $82.2 million, compared with $100.0 million for the fiscal year ended 2001. Fiscal year 2002 included capital expenditures associated with the opening of 55 new stores compared with 63 new stores in fiscal 2001. Capital expenditures related to the Company's third distribution center, which opened in the Spring of 2002, were primarily paid in fiscal 2001. The Company currently estimates capital expenditures will be approximately $80 million to $85 million in fiscal 2003, primarily for an estimated 55 to 60 new stores, store remodels, and system enhancements.

Net cash provided by financing activities for the fiscal year ended 2002 was $72.7 million compared with $32.7 million for the fiscal year ended 2001. The increase was primarily due to a common stock offering of 3.3 million shares that raised a net $95.8 million. The proceeds were used to pay down borrowings under the Credit Agreement.

As discussed in Note 10 to the Consolidated Financial Statements, the Company is committed for future minimum rental payments primarily for its retail stores for amounts which aggregate approximately $2.2 billion. In addition, as of January 31, 2003, the Company had fully executed leases for 70 stores planned to open in fiscal 2003 and fiscal 2004.

Management regularly reviews and evaluates its liquidity and capital needs. The Company experiences peak periods for its cash needs during the course of its fiscal year, with peak periods generally expected during the second quarter and fourth quarter of the fiscal year. As the Company's business continues to grow and its current store expansion plan is implemented, such peak periods may require increases in the amounts available under its credit facilities from those currently existing and/or other debt or equity funding. Management currently believes that the Company's cash flows from operations, credit extended by suppliers, its existing credit facilities, and its uncommitted lines of credit will be sufficient to fund its expected capital expenditure, working capital and non-acquisition business expansion requirements for at least the next 12 to 18 months.

Market Risk Disclosure

The Company regularly evaluates the market risk associated with its financial instruments. Market risks relating to the Company's operations result primarily from changes in interest rates and foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

The Company's financial instruments include cash and cash equivalents and short-term borrowings. The Company's obligations are short-term in nature and generally have less than a 30-day commitment. The Company is exposed to interest rate risks primarily through borrowings under the Credit Agreement. Interest on all borrowings is based upon several alternative rates, including a fixed margin above LIBOR. At January 4, 2003, the Company had $1.8 million of borrowings under the additional lines of credit at a weighted-average interest rate of 4.5% (see Note 8 to the Consolidated Financial Statements). The Company believes that its interest rate risk is minimal as a hypothetical 10% increase or decrease in interest rates in the associated debt's variable rate would not materially affect the Company's results of operations or cash flows. The Company does not use derivative financial instruments in its investment portfolio.

Foreign Currency Risk

The Company enters into some purchase obligations outside of the United States, which are predominately settled in U.S. dollars and, therefore, the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

In addition, the Company operated 14 stores in Canada as of January 4, 2003. The Company believes its foreign currency translation risk is minimal, as a hypothetical 10% strengthening or weakening of the U.S. dollar relative to the Canadian dollar would not materially affect the Company's results of operations or cash flows.

Inflation and Seasonality

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

Recent Accounting Pronouncements

At a 2001 meeting of the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF"), a consensus was reached with respect to the issue of "Accounting for Certain Sales Incentives," including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that result in a reduction of the price paid by the customer should be netted against sales and not classified as a sales or marketing expense. In April 2001, the EITF delayed the effective date for this consensus to 2002. The Company has always included such sales incentives as a reduction of sales and records free merchandise in cost of goods sold as required by the EITF consensus.

The FASB's EITF Issue 02-16, "Accounting By A Customer (Including A Reseller) For Cash Consideration Received From A Vendor" addressed the accounting treatment for vendor allowances. The Company is in the process of evaluating the impact of EITF Issue 02-16. However, the application of EITF Issue 02-16 is not expected to have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for the Company in fiscal 2003. The Company has evaluated SFAS No. 143 and does not anticipate that the impact of the new pronouncement would have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), but retains many of its fundamental provisions. SFAS No. 144 also expands the scope of discontinued operations to include more disposal transactions, and will impact the presentation of future store closings, if any. SFAS No. 144 was effective for the Company for the first quarter of fiscal 2002. The implementation of SFAS

No. 144 did not have a significant impact on the Company's financial statements, as the impairment assessment under SFAS No. 144 is predominately unchanged from SFAS No. 121 and the stores closed during the fifty-three weeks ended January 4, 2003 did not meet the requirements to be reported as discontinued operations.

During April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). Among other items, SFAS No. 145 updates and clarifies existing accounting pronouncements related to reporting gains and losses from the extinguishment of debt and certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 are generally effective for fiscal years beginning after May 15, 2002, with earlier adoption of certain provisions encouraged. The application of SFAS No. 145 did not have and is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"), was issued in December 2002 and the transition guidance and annual disclosure provisions are effective for the Company for the year ended January 4, 2003. SFAS No. 148 amends SFAS Statement No. 123 ("SFAS No.123"), "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. For the fiscal year ended 2002, 2001 and 2000, the Company accounted for stock options using the intrinsic value method prescribed under Accounting Principles Board ("APB") Opinion 25, and accordingly, the Company did not recognize compensation expense for stock options. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. However, the Company has adopted the disclosure provisions for the current fiscal year and has included this information in Note 11 to the Company's Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures for interim and annual reports regarding obligations under certain guarantees issued by a guarantor. Under FIN No. 45, the guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. The recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements for FIN No. 45 are effective for interim and annual financial statements issued after December 15, 2002. The Company has evaluated FIN No. 45 and does not anticipate that the impact of the new pronouncement would have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The provisions of FIN No. 46 are effective immediately for all entities with variable interests in variable interest entities created after January 31, 2003. The provisions of FIN No. 46 are effective for public entities with a variable interest in a variable interest entity created prior to February 1, 2003 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company has evaluated FIN No. 46 and does not anticipate that this interpretation will have a material impact on the Company's consolidated financial statements as the Company has no variable interest entities.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting periods. The Company's management believes the following critical accounting estimates involve significant estimates and judgments inherent in the preparation of the Consolidated Financial Statements. Management of the Company has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Company's Board of Directors and the Audit Committee has reviewed the Company's disclosures in this MD&A relating to these critical accounting estimates.

Valuation of Inventory: Inventories are valued using the lower of cost or market value, determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, all of which significantly impact the ending inventory valuation at cost. The methodologies utilized by the Company in its application of the RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the development of shrinkage reserves and the accounting for price changes.

Sales Returns: The Company estimates future sales returns and, when material, records a provision in the period that the related sales are recorded based on historical return rates. Should actual returns differ from the Company's estimates, the Company may be required to revise estimated sales returns. As such, estimating sales returns requires management judgment. In preparing our financial statements for the years ended January 4, 2003 and December 29, 2001, the Company's sales returns reserve was approximately $5.5 million and $4.8 million, respectively.

Impairment of Assets: With the adoption of SFAS No. 142, the Company will review goodwill for possible impairment at least annually. Impairment losses are recognized when the implied fair value of goodwill is less than its carrying value. The Company periodically evaluates long-lived assets other than goodwill for indicators of impairment. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired. At the end of fiscal 2002 and fiscal 2001, the Company's net value for property and equipment was approximately $348.4 million and $312.4 million, respectively, and goodwill was $18.1 million for fiscal years ended 2002 and 2001.

Store Closure Costs: Prior to the adoption of SFAS No. 146, the Company records estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of estimated sublease income, markdowns for inventory that will be sold below cost, and other miscellaneous store closing costs, in the period in which management determines to close a store. Such estimates may be subject to change should actual costs differ. In fiscal 2001, the Company recorded a reserve of $37.8 million ($23.7 million after-tax) related to the closing of certain under-performing stores. As of January 4, 2003 and December 29, 2001, the Company had $22.2 million and $24.5 million, respectively, remaining related to this reserve. The Company is negotiating the lease buyouts or sublease agreements for these stores and based upon final resolution of such negotiations, such estimates may be subject to change.

The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Self-Insurance: The Company purchases third party insurance for worker's compensation, medical, auto and general liability that exceeds certain levels for each type of insurance program. However, the Company is responsible for the payment of claims under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development

factors prepared by third party actuaries. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made.

The accrued obligation for these self-insurance programs was approximately $9.5 million for fiscal year 2002 and $6.0 million for fiscal year 2001.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times and may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "could," "intend," "plan," "target" and terms or variations of such terms. All of our information and statements regarding our outlook for the future constitutes forward-looking statements. All our forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and involve certain significant risks and uncertainties, including levels of sales, store traffic, acceptance of product offerings and fashions, the success of our new business concepts and seasonal concepts, the success of our new store openings, competitive pressures from other home furnishings retailers, the success of the Canadian expansion, availability of suitable future store locations, schedule of store expansion and of planned closings, the impact of the bankruptcies and consolidations in our industry, the impact on consumer spending as a result of the slower consumer economy, a highly promotional retail environment, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements, and the impact of the hostilities in the Middle East and the possibility of hostilities in other geographic areas as well as other geopolitical concerns. Actual results may differ materially from such forward-looking statements. These and other important risk factors are included in the "Risk Factors" section of the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 18, 2002, and may be contained in subsequent reports filed with the Securities and Exchange Commission. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Consolidated Statements of Operations

Fiscal Year Ended	January 4, 2003	December 29, 2001	December 30, 2000
(in thousands, except per share amounts)			
Net sales	$2,184,716	$1,823,803	$1,572,576
Cost of sales, including buying and distribution costs	1,288,690	1,081,259	929,305
Gross profit	896,026	742,544	643,271
Selling, general and administrative expenses	781,757	652,058	536,179
Restructuring and asset impairment charge	—	34,006	—
Litigation charge	—	4,000	—
Operating profit	114,269	52,480	107,092
Interest income	(79)	(27)	(198)
Interest expense	2,329	3,897	2,139
Interest expense, net	2,250	3,870	1,941
Income before income taxes	112,019	48,610	105,151
Provision for income taxes	42,773	18,861	40,214
Net income	$ 69,246	$ 29,749	$ 64,937
Per share of common stock:			
Basic			
Net income	$ 1.63	$ 0.73	$ 1.63
Weighted-average shares outstanding	42,428	40,508	39,785
Diluted			
Net income	$ 1.60	$ 0.72	$ 1.60
Weighted-average shares outstanding	43,314	41,193	40,712

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share amounts)	January 4, 2003	December 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 86,605	$ 15,437
Accounts receivable	41,168	40,835
Inventories	615,256	492,307
Prepaid expenses and other current assets	27,279	15,691
Current deferred taxes	2,671	23,524
Total current assets	772,979	587,794
Property and equipment, net	348,445	312,403
Goodwill, net of accumulated amortization of $9,064 at January 4, 2003 and December 29, 2001	18,126	18,126
Deferred charges and other non-current assets, net	10,931	9,116
Total assets	$1,150,481	$927,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 233,877	$180,840
Accrued expenses and other current liabilities	163,783	149,201
Short-term borrowings	1,831	29,675
Total current liabilities	399,491	359,716
Deferred income taxes and other long-term liabilities	82,269	69,508
Shareholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 135,000,000 shares authorized; 44,362,507 shares issued and 44,085,470 shares outstanding at January 4, 2003; 40,872,008 shares issued and 40,624,374 shares outstanding at December 29, 2001	444	409
Additional paid-in capital	346,251	245,234
Retained earnings	329,181	259,935
Accumulated other comprehensive loss	(386)	(417)
Treasury stock, at cost; 277,037 shares at January 4, 2003 and 247,634 shares at December 29, 2001	(6,769)	(6,946)
Total shareholders' equity	668,721	498,215
Total liabilities and shareholders' equity	$1,150,481	$927,439

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustment	Treasury Stock	Total
	Shares	Amount					
(in thousands, except number of shares)							
Balance at January 1, 2000	39,478,782	$396	$220,751	$165,249	$ —	$(2,434)	$383,962
Net income	—	—	—	64,937	—	—	64,937
Currency translation adjustment	—	—	—	—	289	—	289
Comprehensive earnings							65,226
Common stock issued under stock incentive plans and related tax benefits	618,182	6	10,796	—	—	—	10,802
Purchase of treasury stock	(37,838)	—	—	—	—	(996)	(996)
Balance at December 30, 2000	40,059,126	402	231,547	230,186	289	(3,430)	458,994
Net income	—	—	—	29,749	—	—	29,749
Currency translation adjustment	—	—	—	—	(706)	—	(706)
Comprehensive earnings							29,043
Common stock issued under stock incentive plans and related tax benefits	698,567	7	13,687	—	—	—	13,694
Purchase of treasury stock	(133,319)	—	—	—	—	(3,516)	(3,516)
Balance at December 29, 2001	40,624,374	409	245,234	259,935	(417)	(6,946)	498,215
Net income	—	—	—	69,246	—	—	69,246
Currency translation adjustment	—	—	—	—	31	—	31
Comprehensive earnings							69,277
Common stock issued under stock incentive plans and related tax benefits	190,499	2	5,217	—	—	—	5,219
Proceeds from issuance of common stock, net of underwriting discounts and offering expenses	3,300,000	33	95,800	—	—	—	95,833
Purchase of treasury stock	(29,403)	—	—	—	—	177	177
Balance at January 4, 2003	44,085,470	$444	$346,251	$329,181	$(386)	$(6,769)	$668,721

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Fiscal Year Ended	January 4, 2003	December 29, 2001	December 30, 2000
(in thousands)			
Cash flows from operating activities:			
Net income	$ 69,246	$ 29,749	$ 64,937
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	45,914	40,113	32,432
Deferred income taxes	32,516	(6,025)	5,075
Loss on disposal of assets	1,264	1,335	807
Federal tax benefit from common stock issued under stock incentive plans	625	3,671	4,480
Restructuring and asset impairment charge	—	37,837	—
Changes in assets and liabilities:			
Increase in accounts receivable	(324)	(9,364)	(10,663)
Increase in inventories	(122,584)	(59,720)	(94,450)
Increase in prepaid expenses and other current assets	(12,425)	(1,532)	(2,470)
Increase in deferred charges and other non-current assets	(2,603)	(2,060)	(2,489)
Increase (decrease) in accounts payable	52,948	(2,510)	38,556
Increase in accrued expenses and other liabilities	16,182	12,764	17,904
Net cash provided by operating activities	80,759	44,258	54,119
Cash flows from investing activities:			
Additions to property and equipment	(82,187)	(100,028)	(70,405)
Cash flows from financing activities:			
Net proceeds from common stock issuance	95,833	—	—
Proceeds from common stock issued under stock incentive plans	4,594	10,023	6,322
Issuance (purchase) of treasury stock	177	(3,516)	(996)
(Decrease) increase in short-term borrowings	(27,930)	26,182	3,857
Net cash provided by financing activities	72,674	32,689	9,183
Effect of exchange rate changes on cash and cash equivalents	(78)	(6)	(124)
Net increase (decrease) in cash and cash equivalents	71,168	(23,087)	(7,227)
Cash and cash equivalents at beginning of year	15,437	38,524	45,751
Cash and cash equivalents at end of year	$ 86,605	$ 15,437	$ 38,524
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 2,686	$ 4,059	$ 2,500
Income taxes	$ 5,735	$ 23,514	$ 25,102

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Business

Linens 'n Things, Inc. and its subsidiaries (collectively the "Company") operate in one segment, the retail industry, and had 391 stores in 45 states across the United States and four Provinces in Canada as of the fiscal year ended January 4, 2003. The Company's stores offer a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include those of Linens 'n Things, Inc. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Fiscal Periods

The Company utilizes a 52/53-week period ending on the Saturday nearest the last day of December. Accordingly, fiscal 2002 was a 53-week period, which ended January 4, 2003 and fiscal years 2001 and 2000 were 52-week periods, which ended on December 29, 2001 and December 30, 2000, respectively.

Revenue Recognition

The Company recognizes revenue at the time the merchandise is delivered or shipped to its customers. Shipping and handling fees billed to customers in a sale transaction are included in sales. Revenue from gift cards, gift certificates and merchandise credits are recognized when redeemed. Provisions for estimated future sales returns when material are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

Inventories

Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market; cost is determined by the retail inventory method of accounting. Amounts are removed from inventory at the average cost method.

Deferred Rent

The Company accrues for scheduled rent increases contained in its leases on a straight-line basis over the non-cancelable lease term.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. Store opening costs primarily include store payroll, and general operating costs incurred prior to the store opening. Prior to the adoption of Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), "Accounting for Costs Associated with Exit or Disposal Activities," in the event a store is closed before its lease has expired, the remaining lease obligation, less anticipated sublease rental income, and asset impairment charges related to improvements and fixtures and other miscellaneous closing costs, is provided for in the period in which management determines to close a store.

In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million related to the accelerated closing of certain under-performing stores (see Note 3).

The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying values which approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Cash and Cash Equivalents

Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for buildings and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years, beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets.

Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

Impairment of Long-Lived Assets

Long-lived assets, including fixed assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows to result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value would generally be determined by market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred Charges

Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

Goodwill

Prior to fiscal 2002, the excess of acquisition costs over the fair value of net assets acquired was amortized on a straight-line basis over 32 years. In fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Intangible Assets" which no longer permits the amortization of goodwill (See Note 6).

Costs of Sales

In addition to the cost of inventory sold, the Company includes its buying and distribution expenses in its cost of sales. Buying expenses include all direct and indirect costs to procure merchandise. Distribution expenses include the cost of operating the Company's distribution centers and freight expense related to transporting merchandise.

Advertising Costs

The Company expenses the production costs of advertising at the commencement date of the advertisement. Advertising costs, net of vendor credits are recorded as a component of selling, general and administrative expenses and were $59.8 million, $49.7 million and $39.6 million for fiscal years 2002, 2001 and 2000, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to estimated taxable income to be realized in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company grants stock options and restricted stock for a fixed number of shares to employees and directors. The exercise prices of the stock options are equal to the fair market value of the underlying shares at the date of grant. The Company has adopted the disclosure provisions of Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In accordance with the provisions of SFAS No. 123, the Company accounts for stock option grants and restricted stock grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company does not recognize compensation expense for stock option grants and amortizes restricted stock grants at fair market value over specified vesting periods. For the fiscal years ended 2002, 2001 and 2000, the Company accounted for stock options using the intrinsic

value method prescribed under APB Opinion No. 25, and accordingly, the Company did not recognize compensation expense for stock options. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. However, the Company has adopted the disclosure provisions for the current fiscal year and has included this information in Note 11.

Earnings Per Share

The Company presents earnings per share on a "basic" and "diluted" basis. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The calculation of basic and diluted earnings per share ("EPS") for fiscal 2002, 2001 and 2000 is as follows (in thousands, except per share amounts):

Fiscal Year Ended	2002	2001	2000
Net income	$69,246	$29,749	$64,937
Average shares outstanding:			
Basic	42,428	40,508	39,785
Effect of outstanding stock options and restricted stock grants	886	685	927
Diluted	43,314	41,193	40,712
Earnings per share			
Basic	$ 1.63	$ 0.73	$ 1.63
Diluted	$ 1.60	$ 0.72	$ 1.60

Options for which the exercise price was greater than the average market price of common shares as of the fiscal years ended 2002, 2001 and 2000 were not included in the computation of diluted earnings per share as the effect would be antidilutive. These consisted of options totaling 1,560,000 shares, 1,495,000 shares and 1,543,000 shares, respectively. Restricted stock grants excluded from the computation of diluted earnings per share due to the application of the treasury stock method were 3,000 shares, 13,000 shares and 20,000 shares for fiscal years ended 2002, 2001 and 2000, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. The Company's management believes the following critical accounting estimates involve significant estimates and judgments inherent in the preparation of the Consolidated Financial Statements.

Valuation of Inventory: Inventories are valued using the lower of cost or market value, determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, all of which significantly impact the ending inventory valuation at cost. The methodologies utilized by the Company in its application of the RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the development of shrinkage reserves and the accounting for price changes.

Sales Returns: The Company estimates future sales returns and, when material, records a provision in the period that the related sales are recorded based on historical return rates. Should actual returns differ from the Company's estimates, the Company may be required to revise estimated sales returns. As such, estimating sales returns requires management judgment. In preparing our financial statement for the years ended January 4, 2003 and December 29, 2001, the Company's sales returns reserve was approximately $5.5 million and $4.8 million, respectively.

Impairment of Assets: With the adoption of SFAS No. 142, the Company reviews goodwill for possible impairment at least annually. Impairment losses are recognized when the implied fair value of goodwill is less than its carrying value. The Company periodically evaluates long-lived assets other than goodwill for indicators of impairment. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired. At the end of fiscal 2002 and fiscal 2001, the Company's net value for property and equipment was approximately $348.4 million and $312.4 million, respectively and goodwill was $18.1 million for fiscal years ended 2002 and 2001.

Store Closure Costs: Prior to the adoption of SFAS No. 146, the Company records estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of estimated sublease income, markdowns for inventory that will be sold below cost, and other miscellaneous store closing costs, in the period in which management determines to close a store. Such estimates may be subject to change should actual costs differ. In fiscal 2001, the Company recorded a reserve of $37.8 million ($23.7 million after-tax) related to the closing of certain under-performing stores. As of January 4, 2003 and December 29, 2001, the Company had $22.2 million and $24.5 million, respectively remaining related to this reserve. The Company continues to negotiate the lease buyouts or sublease agreements for these stores and based upon final resolution of such negotiations, such estimates may be subject to change.

The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Self-Insurance: The Company purchases third party insurance for worker's compensation, medical, auto and general liability that exceeds certain levels for each type of insurance program. However, the Company is responsible for the payment of claims under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development factors prepared by third party actuaries. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made.

The accrued obligation for these self-insurance programs was approximately $9.5 million for fiscal year 2002 and $6.0 million for fiscal year 2001.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

3. Restructuring and Asset Impairment Charge

During the fourth quarter of fiscal 2001, the Company formulated a strategic initiative designed to improve store performance and profitability. This initiative called for the closing of 17 stores which did not meet the Company's performance objectives. These 17 stores generated approximately 4% of total net sales in 2001 and are geographically dispersed.

In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. Certain components of the restructuring and asset impairment charge are based upon estimates and may be subject to change in future periods. Of the $37.8 million, $34.0 million was included in restructuring and asset impairment charge and $3.8 million was recorded in cost of sales. The estimated after-tax cash portion of the charge is approximately $15.2 million and the after-tax non-cash portion of the charge is approximately $8.5 million.

A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve was included in accrued expenses at December 29, 2001. The reserve considers estimated sublease income. All of the stores were leased and as such, the Company will not be responsible for the disposal of property other than fixtures. A pre-tax charge of $9.5 million was recorded as a reduction of property and equipment for fixed asset impairments for

these stores. The fixed asset impairments represent fixtures and leasehold improvements. Additionally, a pre-tax reserve of $4.0 million was established for other estimated miscellaneous store closing costs. A pre-tax charge of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

During fiscal 2002, the Company determined to keep one of the 17 stores open. As a result, the Company reversed $1.4 million of the lease commitment and miscellaneous store closing costs reserve established in fiscal 2001. In addition, the Company evaluated the reserve balance associated with the remaining store closings and recorded an additional reserve of $1.4 million based on current estimates of lease settlement obligations. This activity has been presented within the fiscal 2002 usage activity in the below table. As of January 4, 2003, seven stores have closed.

The following table displays a roll-forward of the activity and significant components of the fiscal 2001 restructuring and asset impairments charge and the reserves remaining as of January 4, 2003 ($ in millions):

	Initial Charge	Usage 2001	Remaining at 12/29/01	Usage 2002	Remaining at 1/04/03
Non-Cash Components:					
Asset impairment	$ 9.5	$ (9.5)	$ —	$ —	$ —
Inventory markdown	3.8	(3.8)	—	—	—
Subtotal	13.3	(13.3)	—	—	—
Cash Components:					
Lease commitments	20.5	—	20.5	(1.1)	19.4
Other	4.0	—	4.0	(1.2)	2.8
Subtotal	24.5	—	24.5	(2.3)	22.2
Total	$37.8	$(13.3)	$24.5	$(2.3)	$22.2

The 2002 usage primarily consists of the settlements for lease obligations and other miscellaneous closing costs. The deductions to the reserve balance during 2001 included fixed asset write-offs totaling $9.5 million and store inventory markdowns taken totaling $3.8 million.

4. Accounts Receivable

Fiscal Year Ended	2002	2001
Accounts receivable, consisted of the following (in thousands):		
Credit card settlements due	$19,019	$16,839
Due from landlords and vendors	18,468	17,161
Other	3,681	6,835
	$41,168	$40,835

Due to the short-term nature and probability of collection, no allowance for doubtful accounts was deemed necessary as of January 4, 2003 and December 29, 2001.

5. Property and Equipment

Fiscal Year Ended	2002	2001
Property and equipment consisted of the following (in thousands):		
Land	$ 430	$ 430
Building	4,760	4,760
Furniture, fixtures and equipment	404,833	345,917
Leasehold improvements	113,464	96,154
Computer software	14,889	11,317
	538,376	458,578
Less:		
Accumulated depreciation and amortization	189,931	146,175
	$348,445	$312,403

6. Goodwill and Other Intangible Assets— Adoption of SFAS No. 142

In fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). As a result, the Company no longer amortizes its goodwill. SFAS No. 142 requires an initial goodwill impairment assessment upon adoption and annual impairment tests thereafter. The Company completed the initial impairment test of goodwill and has concluded that there was no impairment of goodwill.

Set forth below are the Company's net income and net income per share "as reported" and as if amortization expense related to goodwill had not been expensed in accordance with the provisions of SFAS No. 142 ($ in thousands, except EPS):

Fiscal Year Ended	2002	2001	2000
Reported net income	$69,246	$29,749	$64,937
Add back: goodwill amortization	—	520	525
Adjusted net income	$69,246	$30,269	$65,462
Basic earnings per share:			
Reported net income	$ 1.63	$ 0.73	$ 1.63
Goodwill amortization	—	0.01	0.01
Adjusted net income	$ 1.63	$ 0.74	$ 1.64
Diluted earnings per share:			
Reported net income	$ 1.60	$ 0.72	$ 1.60
Goodwill amortization	—	0.01	0.01
Adjusted net income	$ 1.60	$ 0.73	$ 1.61

7. Accrued Expenses and Other Current Liabilities

Fiscal Year Ended	2002	2001
Accrued expenses and other current liabilities consisted of the following (in thousands):		
Other taxes payable	$ 31,359	$ 24,296
Income taxes payable	22,894	19,029
Restructuring reserve	22,208	24,501
Salaries and employee benefits	19,474	15,522
Other	67,848	65,853
	$163,783	$149,201

Included in "other" are miscellaneous store operating and corporate office accrued expenses.

8. Short-Term Borrowing Arrangements

In June 2002, the Company amended and extended its 2000 $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders, to expire April 20, 2005. The Credit Agreement allows for up to $40 million in borrowings from additional lines of credit outside of the Credit Agreement. As of January 4, 2003, the additional lines of credit include approximately $23 million in committed facilities that expire on June 18, 2003 and are subject to annual renewal arrangements. The Credit Agreement replaced the 1998 $90 million revolving line of credit, which allowed for up to $25 million in borrowings from additional lines of credit. Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement, including a fixed margin above LIBOR. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2002, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement limits, among other things, the amount of cash dividends, pursuant to which the amount of cash dividends may not exceed the sum of $25 million plus on a cumulative basis an amount equal to 50% of the consolidated net income for each fiscal quarter commencing with the fiscal quarter ended March 30, 2002. The Company has never paid cash dividends and does not anticipate paying cash dividends in the future. The Company is required under the Credit Agreement to reduce the balance of outstanding domestic borrowings to zero for 30 consecutive days during each period beginning on December 1st of any fiscal year and ending on March 15th of the following year. Accordingly, the Company reduced the balance of domestic borrowings to zero for 30 consecutive days during the period beginning on December 1, 2002 and ending on March 15, 2003. At various times throughout fiscal 2002 and 2001, the Company borrowed against the Credit Agreement for seasonal working capital needs. At the end of fiscal 2002, the Company had $1.8 million of borrowings under the additional lines of credit at a weighted-average interest rate of 4.5%. In addition, as of January 4, 2003 and December 29, 2001, the Company had $26.0 million and $21.6 million, respectively, of letters of credit outstanding, which were primarily used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance arrangements.

9. Deferred Income Taxes and Other Long-Term Liabilities

Fiscal Year Ended	2002	2001
Deferred income taxes and other long-term liabilities consisted of the following (in thousands):		
Deferred income taxes	$47,218	$35,555
Deferred rent	28,111	23,336
Other	6,940	10,617
	$82,269	$69,508

10. Leases

The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2023. The leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of gross sales. Net rental expense for all operating leases was as follows (in thousands):

Fiscal Year Ended	2002	2001	2000
Minimum rentals	$193,363	$158,614	$126,286
Contingent rentals	128	184	151
	193,491	158,798	126,437
Less: sublease rentals	3,128	2,032	1,617
	$190,363	$156,766	$124,820

At fiscal year end 2002, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores and stores planned to be closed were as follows (in thousands):

Fiscal Year	
2003	$ 194,353
2004	191,751
2005	188,760
2006	184,501
2007	185,521
Thereafter	1,279,624
	$2,224,510
Total future minimum sublease rentals	$ 32,045

In addition, as of January 31, 2003, the Company had fully executed leases for 70 stores planned to open in fiscal years 2003 and 2004.

The Company has assigned property at one of its retail locations. Under such assignment, the Company guarantees the payment of rent over the specified lease term in the event of non-performance. As of January 4, 2003, the maximum potential amount of future payments the Company could be required to make under such guarantee is approximately $1.2 million.

11. Stock Incentive Plans

The Company has in effect the 2000 Stock Award and Incentive Plan (the "2000 Plan") and the Broad-Based Equity Plan (collectively, the "Plans"). The 2000 Plan provides for the granting of options, restricted stock grants and other stock-based awards (collectively, "awards") to key employees and non-officer directors. The 2000 Plan replaces both the Company's 1996 Incentive Compensation Plan (the "1996 Plan") and the 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Therefore, no future awards will be made under the 1996 Plan and the Directors' Plan, although outstanding awards under the 1996 Plan and the Directors' Plan will continue to be in effect. Under the 2000 Plan, an aggregate of 2,000,000 shares (plus any shares under outstanding awards under the 1996 Plan and the Directors' Plan which become available for further grants) is available for issuance of awards. Under the Broad-Based Equity Plan, a total of 4,000,000 shares are currently available for issuance of awards to regular full time employees (excluding all executive officers).

Stock options under the Plans are granted with exercise prices at the fair market value of the underlying shares at the date of grant. The right to exercise options generally commences one to five years after the grant date, and the options expire between seven to ten years after the grant date. Restrictions on restricted stock grants lapse over vesting periods of up to five years. Restricted stock grants are considered outstanding as of the grant date for purposes of computing diluted EPS and are considered outstanding upon vesting for purposes of computing basic EPS.

At fiscal year end 2002, 3,995 restricted stock grants were outstanding under the 1996 Plan and the Directors' Plan. During fiscal 2002, 6,662 restricted stock grants were released, no restricted stock grants were awarded and 3,333 restricted stock grants were canceled under the 1996 Plan and the Directors' Plan.

At fiscal year end 2002, 39,884 restricted stock grants were outstanding under the 2000 Plan. During fiscal 2002, 71,840 restricted stock grants were released, 4,000 restricted stock grants were awarded and no restricted stock grants were canceled.

At fiscal year end 2002, 35,500 restricted stock grants were outstanding under the Broad-Based Equity Plan. During 2002, no restricted stock grants were released, 35,500 grants were awarded and 509 restricted stock grants were canceled.

At fiscal year end 2002, 1,980,222 stock options were outstanding under the 1996 Plan. During fiscal 2002, no stock options were granted, 82,714 stock options were exercised, 85,540 stock options were canceled, and 1,442,424 stock options were exercisable at fiscal year end 2002 under the 1996 Plan.

At fiscal year end 2002, 48,800 stock options were outstanding under the Directors' Plan. During fiscal 2002, no stock options were granted, no stock options were exercised, no stock options were canceled, and 48,800 stock options were exercisable at fiscal year end 2002 under the Directors' Plan.

At fiscal year end 2002, 1,541,096 stock options were outstanding under the 2000 Plan. During fiscal 2002, 411,445 stock options were granted, 50 stock options were exercised, 12,389 stock options were canceled, and 351,367 stock options were exercisable at fiscal year end 2002 under the 2000 Plan.

At fiscal year end 2002, 1,777,130 stock options were outstanding under the Broad-Based Equity Plan. During fiscal 2002, 879,950 stock options were granted, 46,708 stock options were exercised, 139,379 stock options were canceled, and 430,639 stock options were exercisable at fiscal year end 2002 under the Broad-Based Equity Plan.

The following tables summarize information about stock option transactions for the Plans, the 1996 Plan and the Directors' Plan:

	Number of Shares	Weighted-Average Exercise Price
Balance at January 1, 2000	3,308,832	$20.71
Options granted	1,097,060	$21.77
Options exercised	537,449	$10.13
Options canceled	75,401	$27.18
Balance at December 30, 2000	3,793,042	$22.43
Options granted	1,211,579	$18.83
Options exercised	474,174	$ 9.17
Options canceled	107,814	$25.22
Balance at December 29, 2001	4,422,633	$22.91
Options granted	1,291,395	$24.03
Options exercised	129,472	$18.89
Options canceled	237,308	$24.57
Balance at January 4, 2003	**5,347,248**	**$23.21**
December 30, 2000	1,212,408	$14.35
December 29, 2001	1,480,783	$21.08
January 4, 2003	**2,273,230**	**$22.62**

	Options Outstanding		
Range of Exercise Price	Outstanding as of January 4, 2003	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
$ 7.75–$ 9.75	225,028	3.9	$ 7.84
$ 9.76–$14.62	9,150	4.3	$12.13
$14.63–$19.50	1,446,755	7.7	$18.43
$19.51–$24.37	2,098,190	7.3	$22.62
$24.38–$29.25	129,782	7.1	$26.28
$29.26–$34.12	1,382,793	6.5	$30.83
$34.13–$39.00	45,400	8.8	$35.55
$39.01–$43.87	3,850	6.2	$40.88
$43.88–$48.75	6,300	6.3	$44.76
Total	5,347,248	7.1	$23.21

	Options Exercisable	
Range of Exercise Price	Outstanding as of January 4, 2003	Weighted-Average Exercise Price
$ 7.75–$ 9.75	225,028	$ 7.84
$ 9.76–$14.62	9,150	$12.13
$14.63–$19.50	663,530	$17.96
$19.51–$24.37	501,678	$21.50
$24.38–$29.25	49,600	$26.68
$29.26–$34.12	808,269	$30.78
$34.13–$39.00	6,550	$36.63
$39.01–$43.87	3,175	$40.76
$43.88–$48.75	6,250	$44.75
Total	2,273,230	$22.62

The fair value of each stock option grant and restricted stock grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants:

Fiscal Year Ended	2002	2001	2000
Expected life (years)	6.9	8.0	6.0
Expected volatility	47.4%	49.9%	55.0%
Risk-free interest rate	2.2%	3.5%	5.1%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted-average fair value of options granted as of January 4, 2003, December 29, 2001 and December 30, 2000 was $11.98, $13.85 and $14.39, respectively. The weighted-average fair value of restricted stock granted as of January 4, 2003, December 29, 2001 and December 30, 2000 was $13.53, $15.04 and $14.47, respectively.

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with stock options under these plans in the accompanying Consolidated Financial Statements. The compensation cost that has been charged against income for its restricted stock grants was $1.9 million, $3.6 million and $3.4 million for fiscal years 2002, 2001 and 2000, respectively. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

Fiscal Year Ended	2002	2001	2000
(in millions, except per share data)			
Net income:			
As reported	$69.2	$29.7	$64.9
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	6.8	6.4	5.1
Pro forma	$62.4	$23.3	$59.8
Net income per share of common stock:			
Basic:			
As reported	$1.63	$0.73	$1.63
Pro forma	$1.47	$0.58	$1.50
Diluted:			
As reported	$1.60	$0.72	$1.60
Pro forma	$1.44	$0.57	$1.47

The effects of applying SFAS No. 123 in this disclosure are not necessarily indicative of future amounts.

12. Employee Benefit Plans

The Company has a 401(k) savings plan. Company contributions to the plan amounted to approximately $1.2 million, $2.4 million and $2.2 million for fiscal years 2002, 2001 and 2000, respectively.

Effective July 1, 1999, the Company established a defined benefit Supplemental Executive Retirement Plan ("SERP"). The SERP, which in part is funded with the cash surrender values of certain life insurance policies, provides eligible executives with supplemental pension benefits, in addition to amounts received under the Company's other retirement plan. Under the terms of the SERP, upon termination of employment with the Company, eligible participants will be entitled to the benefit amount as defined under the SERP beginning at or after age 55. The Company recorded expenses related to the SERP of approximately $3,000, $20,000 and $34,000 for fiscal years 2002, 2001 and 2000, respectively.

13. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

Fiscal Year Ended	2002	2001
Deferred tax assets:		
Employee benefits	$ 3,596	$ 6,955
Inventories	—	4,525
Lease termination costs	7,012	7,744
Other	5,382	4,612
Total deferred tax assets	15,990	23,836
Deferred tax liabilities:		
Inventories	$ 11,727	$ —
Property and equipment	48,810	35,867
Total deferred tax liabilities	60,537	35,867
Net deferred tax liability	$ 44,547	$ 12,031

At January 4, 2003 and December 29, 2001, the net deferred tax liability was included in the Company's consolidated balance sheet as follows (in thousands):

	2002	2001
Current deferred taxes	$ 2,671	$ 23,524
Deferred income taxes	(47,218)	(35,555)
Net deferred tax liability	$ 44,547	$ 12,031

Based on the anticipated reversal of deferred tax liabilities and the Company's historical and current taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets. Accordingly, no valuation allowance against deferred tax assets is considered necessary.

The provision for income taxes comprised the following for:

Fiscal Year Ended	2002	2001	2000
(in thousands):			
Current:			
U.S. Federal	$ 9,140	$21,726	$30,401
U.S. State	1,117	2,728	3,868
Non-U.S.	—	432	871
	10,257	24,886	35,140
Deferred:			
U.S. Federal	29,524	(5,917)	4,572
U.S. State	3,790	(759)	570
Non-U.S.	(798)	651	(68)
	32,516	(6,025)	5,074
Total	$42,773	$18,861	$40,214

The Company has not provided for Federal income tax on the undistributed income of its foreign subsidiaries because the Company intends to permanently reinvest such income.

The following is a reconciliation between the statutory Federal income tax rate and the effective rate for:

Fiscal Year Ended	2002	2001	2000
Effective tax rate	38.2%	38.8%	38.2%
State income taxes, net of Federal benefit	(2.8)	(2.6)	(2.7)
Goodwill	—	(0.6)	(0.3)
Other	(0.4)	(0.6)	(0.2)
Statutory Federal income tax rate	35.0%	35.0%	35.0%

14. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, with the exception of the matter discussed in the next paragraph which was settled in fiscal year 2001, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

In fiscal 2001, the Company had been named as a defendant in California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims

on behalf of certain former employees seeking accrued vacation pay. In the second quarter of fiscal 2001, the Company recorded a pre-tax charge of $4.0 million related to the settlement payments, attorneys' fees and estimated expenses of administering the settlement. An order granting final approval of class action settlement was signed on December 19, 2001. The Company admitted no liability in connection with this settlement. Payment of these amounts was made in early fiscal 2002.

15. Summary of Quarterly Results (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
(in thousands, except per share data)					
Net sales					
2002	**$456,911**	**$461,918**	**$542,565**	**$723,322**	**$2,184,716**
2001	$379,245	$387,715	$468,944	$587,899	$1,823,803
Gross profit					
2002	**181,199**	**192,866**	**222,691**	**299,270**	**896,026**
2001	150,702	162,161	190,234	239,447[3]	742,544
Net income					
2002	**5,140**	**5,586**	**18,280**	**40,240**	**69,246**
2001	4,693	2,109[2]	14,705	8,242[4]	29,749
Net income per share					
Basic[1]					
2002	**$ 0.13**	**$ 0.14**	**$ 0.42**	**$ 0.91**	**$ 1.63**
2001	$ 0.12	$ 0.05[2]	$ 0.36	$ 0.20[4]	$ 0.73
Diluted[1]					
2002	**$ 0.12**	**$ 0.13**	**$ 0.41**	**$ 0.90**	**$ 1.60**
2001	$ 0.11	$ 0.05[2]	$ 0.36	$ 0.20[4]	$ 0.72

1 Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the fiscal year.

2 Includes after-tax litigation charge of $2.5 million or $0.06 per share on a fully diluted basis.

3 Includes pre-tax restructuring charge of $3.8 million related to estimated inventory markdowns below cost associated with the accelerated closing of 17 stores.

4 Includes pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) or $0.58 per share on a fully diluted basis associated with the accelerated closing of 17 stores.

16. Market Information (unaudited)

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. At fiscal year end 2002, there were 7,686 beneficial shareholders. The high and low trading price of the Company's common stock for each quarter is as follows:

For Fiscal 2002	High	Low
First Quarter	$32.55	$24.17
Second Quarter	$37.35	$28.60
Third Quarter	$32.70	$18.09
Fourth Quarter	$25.44	$15.05

For Fiscal 2001	High	Low
First Quarter	$37.88	$24.81
Second Quarter	$32.76	$24.00
Third Quarter	$28.16	$17.37
Fourth Quarter	$25.91	$17.72

The Company paid no dividends on its common stock in fiscal 2002 and 2001. Management of the Company currently intends to retain its earnings to finance the growth and development of its business and does not currently anticipate paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company, satisfying all requirements under its bank financing agreement and such other factors as the Company's Board of Directors may consider relevant. In addition, the Company's credit facility currently limits the amount of cash dividends (See Note 8).

Management's Responsibility for Financial Reporting

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reasonable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed with management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's independent auditors.

The Audit Committee of the Board of Directors, consisting solely of outside non-management directors, meets periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. Deloitte & Touche LLP, which assists the Company with its internal audit function, and KPMG LLP, the Company's independent auditors, have free access to the Audit Committee.

KPMG LLP, certified public accountants, is engaged to audit the consolidated financial statements of the Company. Its Independent Auditors' Report, which is based on an audit made in accordance with auditing standards generally accepted in the United States of America, expresses an opinion as to the fair presentation of these financial statements.



Norman Axelrod
Chairman and Chief Executive Officer



William T. Giles
Senior Vice President, Chief Financial Officer

February 4, 2003

Independent Auditors' Report

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of January 4, 2003 and December 29, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 4, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of January 4, 2003 and December 29, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended January 4, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001.



KPMG LLP

New York, New York
February 4, 2003

Where We Are

United States

Alabama
Birmingham • Florence • Huntsville • Mobile

Arizona
Chandler • Fort Smith • Goodyear • Peoria • Phoenix • Prescott • Scottsdale (2) • Surprise • Tempe • Tucson

Arkansas
Little Rock • North Little Rock • Rogers

California
Bakersfield • Brea • Burbank • Camarillo • Chico • Chino • Citrus Heights • Corona • Costa Mesa • Encinitas • Fairfield • Folsom • Fresno • Fullerton • Glendale • Goleta • La Jolla • La Mesa • Long Beach • Los Angeles • Marin • Milpitas • Mission Viejo • Modesta • Montclair • Northridge • Palmdale • Pleasanton • Puente Hills • Rancho Santa Margarita • Rohnert Park • Roseville • Sacramento (2) • San Diego • San Jose • Santa Maria • Sherman Oaks • Temecula • Thousand Oaks • Torrance • Valencia • Vallejo • Union City

Colorado
Broomfield • Colorado Springs • Englewood • Ft. Collins • Denver • Littleton (2) • Westminster

Connecticut
Danbury • Enfield • Fairfield • Farmington • Lisbon • Manchester • Meriden • Milford • Norwalk (2) • Plainville • Waterbury

Delaware
Christiana

Florida
Altamonte Springs • Aventura • Boca Raton • Brandon • Coral Springs • Davie • Delray Beach • Ft. Lauderdale • Ft. Meyers • Jacksonville • Jupiter • Kendall • Miami (2) • Naples (2) • Orlando (3) • Oveido • Pembroke Pines • Pensacola • Sarasota • Tampa • Venetian • Vero Beach • Wellington Beach • West Palm Beach

Georgia
Alpharetta • Atlanta (3) • Buford • Fayetteville • Kennesaw • Lawrenceville • Lithonia • Morrow • Norcross • Rosewell • Snellville • Stone Mountain

Idaho
Boise

Illinois
Batavia • Bloomingdale • Bolingbrook • Champaign • Chicago (2) • Crystal Lake • Downers Grove • Fairview Heights • Gurnee • Joliet • Naperville • Northbrook • Oakbrook • Orland Park • Palatine • River Forest • Rockford • Schaumburg • Skokie • Vernon Hills

Indiana
Avon • Evansville • Ft. Wayne • Greenwood • Indianapolis • Schererville

Kansas
Lenexa • Olathe • Wichita

Kentucky
Florence • Lexington • Louisville

Louisiana
Baton Rouge • Harahan • Harvey • Lafayette • Metairie

Maine
Augusta • Kittery • S. Portland

Maryland
College Park • Ellicott City • Rockville • Towson

Massachusetts
Bellingham • Braintree • Burlington • Danvers • Framingham • Hadley • Hyannis • Leominster • Marlboro • Newton • Sturbridge • Taunton • Watertown • Weymouth

Michigan
Ann Arbor • Grandville • Kentwood • Lansing • Livonia • Novi • Orion Township • Rochester Hills • Sterling Heights • Troy • W. Bloomfield Twp.

Minnesota
Burnsville • Coon Rapids • Maple Grove • Minnetonka • Roseville

Mississippi
Flowood

Missouri
Chesterfield • Clayton • Fenton • Kansas City • Manchester

Montana
Billings • Missoula

Nebraska
Lincoln • Omaha

Nevada
Henderson • Las Vegas (2)

New Hampshire
Bedford • Concord • Nashua • Newington • Salem

New Jersey
Bridgewater • Freehold • Holmdel • Ledgewood • Livingston • Mays Landing • Mount Laurel • Paramus • Princeton • Shrewsbury • Springfield • Toms River • Totowa • Woodbridge

New Mexico
Albuquerque (2) • Santa Fe

New York
Brewster • Buffalo • Carle Place • Cheektowaga • Clarence • Clifton Park • Colonie • Commack • Cortlandt • Harriman • Kingston • Massapequa • Middletown • New Rochelle • Niagara • Patchogue • Portchester • Poughkeepsie • Rochester (2) • Staten Island • Stony Brook • Victor

North Carolina
Cary • Charlotte • Durham • Fayetteville • Greensboro • Greenville • Hickory • Pineville • Raleigh • Winston-Salem

North Dakota
West Fargo

Ohio
Avon • Boardman • Cincinnati (2) • Columbus (2) • Dayton • Mayfield Heights • Niles • Rossford

Oklahoma
Oklahoma City • Tulsa

Oregon
Beaverton • Bend • Clackamas • Hillsboro • Portland • Salem

Pennsylvania
Camp Hill • Cranberry • Devon • Downington • Erie • Fairless Hills • Lancaster • Monroeville • Montgomeryville • Springfield • Willow Grove

Rhode Island
Cranston • Smithfield

South Carolina
Charleston • Columbia • Rock Hill

Tennessee
Brentwood • Chattanooga • Clarksville • Knoxville • Memphis • Murfreesboro

Texas
Arlington • Austin • Baybrook • Burleson • Cedar Hill • Corpus Christi • Dallas • El Paso • Fort Worth • Frisco • Grapevine • Houston (4) • Irving • Katy • Keller • Lakeline • Lewisville • Lubbock • Mesquite • Midland • Pearland • Preston Park • Rockwall • Saginaw • San Antonio (3) • Sugarland • Sunset Valley • Tyler • Waco • Woodlands

Utah
Murray • Orem • Sandy

Vermont
Williston

Virginia
Arlington • DC • Fairfax • Falls Church • Fredericksburg • Glen Allen • Newport News • Prince William • Richmond • Springfield • Sterling • Virginia Beach

Washington
Federal Way • Issaquah • Lynnwood • Olympia • Redmond • Silverdale • Spokane (2) • Tukwila • Union Gap • Woodinville

West Virginia
Barboursville

Wisconsin
Appleton • Brookfield • Eau Claire • Green Bay

Canada

Alberta
Calgary (3) • Edmonton (2)

British Columbia
Abbotsford • Coquitlam • Langley • Richmond • Vancouver

Ontario
Cambridge • Mississauga • Woodbridge

Manitoba
Winnipeg

Corporate Directory

Directors

Norman Axelrod
Chairman and Chief Executive Officer of Linens 'n Things, Inc.

Philip E. Beekman
President of Owl Hollow Enterprises, Inc., a consulting and investment company

Harold F. Compton
President and Chief Executive Officer of CompUSA, Inc., a personal computer and related products and services retailer

Stanley P. Goldstein
Former Chairman of the Board of CVS Corporation, a prescription drugs, health and beauty care retailer

Morton E. Handel
Chairman of the Board of Marvel Enterprises, Inc., an entertainment, publishing and licensing company

Robert Kamerschen
Former Chairman and Chief Executive Officer of ADVO, Inc., a direct mail microtargeting services company

Executives

Norman Axelrod
Chairman and Chief Executive Officer

Audrey A. Schlaepfer
Executive Vice President, Chief Merchandising Officer

F. David Coder
Senior Vice President, Store Operations

Anthony B. D'Onofrio
Senior Vice President, Chief Supply Chain Officer

William T. Giles
Senior Vice President, Chief Financial Officer

Hugh J. Scullin
Senior Vice President, Real Estate, Store Planning, Construction and Legal

Brian D. Silva
Senior Vice President, Human Resources, Administration and Corporate Secretary

Jeffrey L. Steinhorn
Senior Vice President, Chief Information Officer

Tim M. White
Senior Vice President, Marketing

Shareholder Information

Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
(973) 778-1300
Web Site: www.lnt.com

Legal Counsel
Pitney, Hardin, Kipp & Szuch
200 Campus Drive
Florham Park, NJ 07932

Independent Auditors
KPMG LLP
345 Park Avenue
New York, NY 10154

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

Form 10-K
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to:
Linens 'n Things
Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
Attention: Investor Relations

Annual Meeting
The Company's Annual Meeting of Shareholders will be held at the Linens 'n Things Corporate Headquarters, 6 Brighton Road, Clifton, New Jersey at 11:00 a.m. on May 1, 2003.

Designed by Curran & Connors, Inc. / www.curran-connors.com

LINENS·N·THINGS

6 Brighton Road, Clifton, New Jersey 07015